Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: July 8, 2004	No. 24/04

IAMGOLD MANDATES SPECIAL COMMITTEE TO ACTIVELY PURSUE
ALTERNATIVES TO MAXIMIZE SHAREHOLDER VALUE

IAMGOLD BOARD ISSUES DIRECTORS' CIRCULAR RECOMMENDING
REJECTION OF GOLDEN STAR OFFER

Toronto, Ontario: July 8, 2004 — IAMGOLD Corporation announced today that its Board of Directors has expanded the mandate of the Special Committee of independent directors to include actively pursuing alternatives to maximize value for IAMGOLD’s shareholders. The Special Committee has engaged RBC Capital Markets (“RBC”) as its financial adviser to assist it in identifying and pursuing such alternatives.

The Special Committee was initially mandated to make recommendations to the IAMGOLD Board concerning the unsolicited, non-negotiated take-over bid for the common shares of IAMGOLD made by Golden Star Resources Ltd. (the “GSR Bid”). Earlier today, the Special Committee received the formal opinion of RBC to the effect that the consideration offered under the recently revised GSR Bid is inadequate, from a financial point of view, to IAMGOLD’s shareholders. Based on the opinion of RBC and the report of the Special Committee, the Board recommends that IAMGOLD’s shareholders reject the GSR Bid and that they not tender their IAMGOLD shares to the GSR Bid. The Board’s recommendation is contained in an updated directors' circular that is being mailed to IAMGOLD’s shareholders.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	or	Tom Atkins
President & Chief Executive Officer		Vice President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.